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                                                                  NEWS RELEASE
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FOR IMMEDIATE RELEASE

CONTACTS:

Roger J. Pipes
Manager
GAP Capital, L.L.C.
(214) 350-9070

                     GAP CAPITAL, L.L.C. EXTENDS TENDER OFFER FOR
                          MOBLEY ENVIRONMENTAL SERVICES, INC.


DALLAS, TEXAS -- July 13, 1999 -- GAP Capital, L.L.C. today announced that it has extended its tender offer for all outstanding shares of Class A common stock of Mobley Environmental Services, Inc. (OTC:MBLYA) to 12:00 Midnight, New York City time, on Tuesday, July 27, 1999 and has increased its offer price by 25% to $.25 per share. The approximate number of Class A shares tendered pursuant to the tender offer to date is 2,830,774 Class A shares, which represents approximately 66.5% of the Class A shares outstanding. The increased offer price is available to all tendering stockholders, and stockholders that have previously validly tendered and not properly withdrawn their shares need not take any additional action to tender their shares (except as may be required by guaranteed delivery procedures, if such procedure was used).

GAP Capital, L.L.C., based in Dallas, Texas, is a Texas limited liability company organized to acquire shares of Mobley and has not conducted any unrelated activities since its organization.

Mobley Environmental Services, Inc., based in Austin, Texas, has had no operating assets since the sale of its oil field services business and hydrocarbon recovery and recycling business in 1997.